Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

U.S.A.

China International Capital Corporation Hong Kong Securities Limited

29th Floor, One International Finance Centre,

1 Harbour View Street

Central, Hong Kong

As representatives of the prospective underwriters

VIA EDGAR

November 16, 2020

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Ms. Celeste Murphy
Mr. Courtney Lindsay
Mr. Gary Newberry
Ms. Sasha Parikh

Re:	Yatsen Holding Ltd. (the “Company”) (CIK No. 0001819580)

Registration Statement on Form F-1, as amended (Registration No. 333-249747)

Registration Statement on Form 8-A (Registration No. 001-39703)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness for 4:00 p.m., Eastern Time on November 18, 2020, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between November 13, 2020 and the date hereof, approximately 14,110 copies of the preliminary prospectus of the Company dated November 13, 2020 were distributed to prospective underwriters, dealers, institutional investors and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representatives of the prospective underwriters

GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ Wei Cai
Name:	Wei Cai
Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Celestina Milner
Name:	Celestina Milner
Title:	Executive Director

CHINA INTERNATIONAL CAPITAL CORPORATION HONG KONG SECURITIES LIMITED

By:	/s/ Jia Xu
Name:	Jia Xu
Title:	Managing Director
Head of International Group
Co-Head of Strategic Client Team

[Underwriters’ Acceleration Request]